FORM C	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** Washington, D.C. 20549	OMB APPROVAL
FORM C		OMB Number: ~~~~~~ Estimated average burden hours per response: ~~~~

Form C: Filer Information

Filer CIK:	0002017887
Filer CCC:	c$4jjsic
Is this a LIVE or TEST Filing?	● LIVE ○ TEST
Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?	☐
Would you like a Return Copy?	☑

Submission Contact Information

Name:	Baldev Krishan
Phone Number:	510-304-6830
Contact E-Mail Address:	baldev@ivalt.com
Notify via Filing Website only?	☐
Notification Email Address:	baldev@ivalt.com
Notification Email Address:	jack@raisexcapital.com

Form C: Issuer Information

Issuer Information

Name of Issuer:	IVALT Inc

Legal Status of Issuer:

Form:	Corporation
Jurisdiction of Incorporation/Organization:	DELAWARE
Date of Incorporation/Organization:	01-02-2019

Physical Address of Issuer:

Address 1:	1441 FREEMAN LANE
City:	PLEASANTON
State/Country:	CALIFORNIA
Mailing Zip/Postal Code:	94566
Website of Issuer:	https://ivalt.com/
Is there a Co-issuer?	○ Yes ● No

Intermediary through which the Offering will be Conducted:

CIK:	0001455325
Company Name:	MUNDIAL FINANCIAL GROUP, LLC

Commission File Number:

008-68154

CRD Number:

000149531

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of offering, Issuer shall pay a fee of four percent (4%) cash of funds raised though offering for investors introduced by Issuer, and eight percent (8%) cash of funds raised through the offering for investors introduced by intermediary.

Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Mundial will take a one percent (1%) fee of the funds raised in equity.

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

20000

Price:

0.50000

Target Offering Amount:

10000.00

Maximum Offering Amount (if different from Target Offering Amount):

500000.00

Oversubscriptions Accepted:

⦿ Yes ○ No

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Deadline to reach the Target Offering Amount:

05-31-2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees:

0.00

Total Assets Most Recent Fiscal Year-end:

173299.00

Total Assets Prior Fiscal Year-end:

1015.00

Cash and Cash Equivalents Most Recent Fiscal Year-end:

171230.00

Cash and Cash Equivalents Prior Fiscal Year-end:

1015.00

Accounts Receivable Most Recent Fiscal Year-end:

0.00

Accounts Receivable Prior Fiscal Year-end:

0.00

Short-term Debt Most Recent Fiscal Year-end:

0.00

Short-term Debt Prior Fiscal Year-end:

202341.00

Long-term Debt Most Recent Fiscal Year-end: 0.00

Long-term Debt Prior Fiscal Year-end: 0.00

Revenue/Sales Most Recent Fiscal Year-end: 20333.00

Revenue/Sales Prior Fiscal Year-end: 16667.00

Cost of Goods Sold Most Recent Fiscal Year-end: 0.00

Cost of Goods Sold Prior Fiscal Year-end: 0.00

Taxes Paid Most Recent Fiscal Year-end: 1279.00

Taxes Paid Prior Fiscal Year-end: 800.00

Net Income Most Recent Fiscal Year-end: -124808.00

Net Income Prior Fiscal Year-end: -24303.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: DELAWARE

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer: IVALT Inc

Signature:

Title: CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:

Title: CEO

Date: 04-02-2024